TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA UPDATES CERRO JUMIL PROJECT

Vancouver, B.C., July 26, 2011: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to provide this update on its Cerro Jumil, Mexico project. Over 4,000 additional meters of drilling has now been completed for a total of over 45,000 meters. The current program is designed to evaluate areas adjacent to the known resources and to fill-in those areas now classified as inferred resource. Highlights of the drill results include:

•

Drill Hole RCHE-11-175 intersected 30.0 meters containing 1.3 grams of gold per tonne.

•

Drill Hole RCHE-11-179 intersected 22.5 meters containing 1.13 grams gold per tonne.

•

Drill Hole RCHE-11-192 intersected 9.0 meters containing 3.07 grams gold per tonne.

Complete results are in the accompanying table.

Current resources at Cerro Jumil are included in three principal Zones: Southeast, West and Las Calabazas. The drilling reported here has been concentrated in the area between the Las Calabazas and West Zones which are separated by a gap of approximately 150 meters. The results indicate that the two zones appear to have expanded toward each other. Nevertheless there are areas with only sporadic mineralization between the two zones. Current drilling is now being conducted on the southwest edge of the Las Calabazas Zone. Additional drilling will be done to further define the West Zone.

Metallurgical Test Results

Esperanza has completed a program of pilot-scale column testing at McClelland Laboratories under the supervision of Lyntek Inc. Approximately 18 tonnes of mineralized material was shipped to McClelland and used to construct three 20-foot tall columns. One column was filled with “run of mine” or uncrushed material; the other two columns were filled with material crushed to -50mm and -20mm respectively. Upon review of all test results it was determined that crushing to -50mm (~1 inch) provides the best results. These are summarized in the table below:

Cerro Jumil Column Test Results
Simulated Heap Leach Operation
-50 mm Crush Size

Gold Recovery	76%
Silver Recovery	25%
CN Consumption	0.8 kg/tn
Column Dimension	20’ tall by 2’ diameter
Leach Period	217 days
(includes three “rest” cycles)

The results of this test program have been used for design criteria in the forthcoming Preliminary Economic Assessment.

Preliminary Economic Assessment (PEA)

The Company has contracted Golder Associates to complete a PEA. This is expected in the current quarter of this year. Golder is being assisted by Lyntek Inc. on process design and Mine Development Associates on mine design. The PEA will be based on the resources announced last year (News Release Sept 16, 2010). Results from the current drill campaign have not been used to update the resource and will not be included in the PEA.

Cerro Jumil RC Drill Hole Results July 26, 2011
Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
RCHE-11-175	58.5	88.5	30.0	1.30
RCHE-11-176	No significant intervals
RCHE-11-177	No significant intervals
RCHE-11-178	82.5	88.5	6.0	1.00
RCHE-11-179	151.5	174.0	22.5	1.13
RCHE-11-180	No significant intervals
RCHE-11-181	No significant intervals
RCHE-11-182	No significant intervals
RCHE-11-183	No significant intervals
RCHE-11-184	No significant intervals
RCHE-11-185	No significant intervals
RCHE-11-186	No significant intervals
RCHE-11-187	No significant intervals
RCHE-11-188	94.5	99.0	4.5	1.37
RCHE-11-189	No significant intervals
RCHE-11-190	97.5	112.5	15.0	3.85
RCHE-11-191	No significant intervals
RCHE-11-192	58.5	67.5	9.0	3.07
RCHE-11-193	54.0	70.5	16.5	1.14
RCHE-11-194	36.0	42.0	6.0	1.30
RCHE-11-195	79.5	90.0	10.5	2.45
RCHE-11-196	82.5	97.5	15.0	2.52
RCHE-11-197	No significant intervals

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 31% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

QUALIFIED PERSON:  William Pincus, CPG and President, Esperanza Resources is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1.866.890.5509 info@epzresources.com Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.